Interim Management’s Discussion and Analysis (“MD&A”)
Quarterly Highlights

For the nine months ended September 30, 2017

Dated: November 9, 2017

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a copper exploration and development company with the current objective of advancing its copper projects in the Yerington District, Nevada, United States. The following Interim Management’s Discussion and Analysis (“Interim MD&A”) focuses on the financial condition and results of operations of the Company for the nine months ended September 30, 2017. The interim MD&A is prepared as of November 9, 2017, and should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes thereto for the period ended September 30, 2017. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in U.S. Dollars, unless otherwise indicated. The Company is based in Vancouver, British Columbia, Canada, and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. The first, second, third and fourth quarters of the Company’s financial years are referred to as “Q1”, “Q2”, “Q3”, and “Q4” respectively.

Summary for the nine months ended September 30, 2017

  On January 19, 2017, Quaterra announced that its subsidiary Singatse Peak Services LLC (“SPS”) would undertake a 2017 drill program to test targets throughout the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada. Freeport-McMoRan Nevada LLC (“Freeport Nevada”) agreed to make accelerated option payments of up to $1.5 million for SPS to use to fund the program in terms of an amended 2014 option agreement whereby Freeport Nevada could acquire an initial 55% interest in SPS by spending $40.75 million.
  The 2017 Yerington drill program focused on locating and drilling both potential open-pitable and higher-grade porphyry and skarn mineralization in a number of prospective areas that have been identified across the property.

  On March 20, 2017, the Company announced the settlement of $0.5 million convertible notes by issuing 7,489,898 shares including shares for the interest portion due on some notes.

  On March 29, 2017, the company announced it had commenced the 2017 drill program. Drill targets were selected on the basis of geology, geophysical surveys, previous drilling results, and a recently completed induced polarization (IP) survey totaling 34 line kilometers. Drilling included both reverse circulation and core, with Layne Christensen Company, Chandler, Arizona, providing both drill rigs.

  On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000- acre property situated in an established copper porphyry belt located 200 miles southwest of Anchorage, Alaska. Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary.
  Quaterra committed to funding $1.0 million for exploration in the first year of the agreement. The Company can earn its 90% interest in Groundhog by providing a total of $5.0 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3.0 million by the end of the fifth year. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra.

  On July 20, 2017, the Company announced that a core drilling program of between two and four holes had commenced at the Groundhog copper prospect. The program, operated by Chuchuna, aimed at testing several shallow IP anomalies identified by historic surveys and 16.5 kilometers of new IP completed by Zonge International during late June and July 2017.

  On August 2, 2017, the Company announced the first results from its ongoing 2017 drill program at its Yerington Copper Project, including one hole, YM-041A-17, that extended mineralization at least 800 feet below the existing sulfide resource in the Yerington pit. Hole YM-041A-17, drilled at - 55 degrees, intersected 561.7 feet averaging 0.20% copper, including several narrower intercepts with plus 0.30% copper. Hole YM-042-17, also drilled at - 55 degrees, collared in the pit about 1,000 feet further west, intersected a similar but lower grade interval averaging 0.12% copper. One hole drilled west of the pit did not intersect significant mineralization.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

  Four RC holes were drilled in the greater MacArthur area. Hole QM-315-17, drilled vertically to a depth of 850 feet, intersected 30 feet of endoskarn averaging 0.27% copper. None of the other holes contained significant mineralization, including two additional wildcat holes drilled on the far north and east segments of the property.

  On September 13, 2017, the Company announced that Freeport Nevada had terminated its option to acquire an interest in the Company’s Yerington Copper Project. From June 2014 to September 2017, Freeport Nevada had provided $14.54 million in funds to Quaterra subsidiary SPS in terms of the agreement. SPS used the funds for exploration including drilling, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

  As a result of the termination of the option agreement, Quaterra regained full control over its 100% interest in its Yerington assets, allowing an evaluation of emerging opportunities especially in light of the recent increase in the price of copper.

  On October 26, 2017, the Company released final 2017 drill results from the 2017 Yerington drill program. The three holes reported tested the depth extension of mineralization in and around the historic Yerington pit. Hole YM-043-17, drilled at - 55 degrees, intersected 1,269.5 feet averaging 0.15% copper. Hole YM-045-17, also drilled at - 55 degrees, collared in the pit about 900 feet further east, intersected several thinner intervals with grades ranging to 0.55% copper, including a shallow oxide zone. Hole YM-044-17, drilled on the northwest rim of the Yerington pit at - 50 degrees, intersected several narrow zones of mineralization averaging less than 0.2% copper.

  Results of the Yerington 2017 drill program extended sulfide mineralization from 600 to 800 feet below the currently defined resource at the Yerington pit across a strike length of 4,400 feet. The absence of higher-grade mineralization in the widely spaced holes last three holes decreases the likelihood that better grades over appreciable widths exist at greater depth below the pit. Mineralization, primarily chalcopyrite, is hosted in a quartz monzonite-quartz monzonite porphyry complex and occurs as sheeted veins and vein swarms that are steeply dipping and strike northwesterly parallel to the long axis of the pit. Copper grades are directly related to vein intensity and spacing, which vary markedly over short distances.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and corporate strategic initiatives. The Company has had no revenue from mining operations since its inception.

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuation in (loss) income and comprehensive (loss) income have mainly been caused by non-cash fair value on derivative liabilities and settlement of the convertible notes in the first quarter of 2017.

Excluding non-cash items, general administrative expenses decreased by $0.21 million, or 18%, from same period in 2016 mainly due to reclassification of Yerington operation costs to mineral properties in 2017, elimination of certain consulting work and reduced legal fees due to finalizing sale of the Nieves property in the first half of 2016. The reduction was partially offset by increased investor relations and travel.

On February 28, 2017, the Company’s shares had achieved a closing price of C$0.12 or more for 10-consecutive trading days on the TSXV, and in accordance with the terms of the convertible notes issued on July 2, 2014, the principal of the notes was automatically deemed to have been converted to shares at a rate of C$0.10 per share. The $79,972.60 interest portion due on some of the notes was paid in shares with the remaining interest of $53,315.07 paid in cash. A total of 7,489,898 shares were issued to settle the convertible notes.

As a result, a $0.22 million loss on the settlement of the convertible notes was recorded in the period due to the difference between the market price of the shares and the conversion rate.

On September 11, 2017, Freeport Nevada sent a written notice to the Company to terminate the Membership Interest Option Agreement that was entered into in June 2014.

During the nine months ended September 30, 2017, the option agreement was amended and reduced the June 2017 option payment from $1.35 million to $0.675 million. This was the last funding received from Freeport Nevada. A cumulative $14.54 million in funding from Freeport Nevada has been credited to the carrying value of the Yerington properties.

Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

Quarterly Information

The following table sets out the quarterly financial information for each of the last eight quarters:

	Q3'17	Q2'17	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15
	$	$	$	$	$	$	$	$
Admin and general office	(270)	(289)	(274)	(151)	(303)	(440)	(312)	(382)
Fair value gain (loss) on derivative liability	108	326	(44)	(234)	(43)	-	731	(351)
Foreign exchange gain (loss)	20	31	(24)	35	(44)	56	(24)	2
Gain on sale of mineral properties	-	-	-	-	81	112	343	-
Impairments of mineral properties	-	-	-	-	(34)	(1,446)	-	-
Interest income (expenses)& other	(14)	(1)	(12)	19	(84)	44	(35)	(13)
Loss on extinguishment of convertible notes	-	-	(222)	-	-	-	-	-
Share-based payments	-	(169)	-	-	-	(136)	-	-
Net (loss) income	(156)	(102)	(576)	(331)	(427)	(1,810)	703	(744)
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	0.00	(0.00)

Liquidity and Capital Resources

The Company has been dependent on funding from Freeport Nevada and sale proceeds of its non-core assets in the last few years. With the option agreement with Freeport Nevada now terminated, the Company will have to raise funds by the issuance of its common shares or entering partnering or joint venture arrangements. As at November 9, 2017, the Company has cash on hand of approximately $1.9 million.

Following the termination of the Freeport Nevada option agreement, the 0.5 million loan will be due by March 10, 2018, and with interest will amount to approximately $0.58 million.

Cash used in exploration activities of $5.59 million includes the 2017 drilling program, mineral property maintenance, and general support in Yerington. $2.39 million was received from Freeport Nevada during the nine months ended September 30, 2017.

The $500,000 convertible note was fully converted to 6,609,000 shares at rate of CAD$0.10 per share. The Company settled interest payments by issuing additional 880,898 shares and paying $53,310 in cash.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at September 30, 2017, except those disclosed in the condensed interim consolidated financial statements.

Related Party Information

Manex Resource Group is a private company controlled by the Corporate Secretary of the Company. It provides head office premises and general corporate assistance at a monthly fee of CAD$13,000. The 5-year Manex service agreement expired on August 31, 2017, and the Company is currently on a month to month basis with Manex pertaining to its services.

Outstanding Share Data

As at November 9, 2017, 200,969,314 common shares were issued and outstanding, 54,531,000 warrants were outstanding, and 16,050,000 stock options were outstanding with exercise prices ranging from CAD$0.05 to CAD$0.16.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2016 audited consolidated financial statements.

No new standards and amendments to existing standards have been adopted during the nine months ended September 30, 2017.

Financial Instruments Risks

During nine months ended September 30, 2017, there has been no change in the Company’s financial instruments risks or its management approach to those risks.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on the Sedar website at www.sedar.com and the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

Forward-Looking Statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. Actual results and future events could differ materially from those anticipated in Forward-Looking Statements and readers should not place undue reliance on such statements.

Quaterra Resources Inc.
Interim MD&A – Quarterly Highlights
For the nine months ended September 30, 2017

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.